METZGER & McDONALD PLLC

                      A PROFESSIONAL LIMITED LIABILITY COMPANY
                         ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER          3626 N. HALL STREET, SUITE 800
DIRECT DIAL 214-740-5030     DALLAS, TEXAS 75219-5133    FACSIMILE 214-224-7555
SMETZGER@PMKLAW.COM                214-969-7600                 214-523-3838
                               WWW.PMKLAW.COM                 214-969-7635


                              November 23, 2010

Via EDGAR

The Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-7010
Attn:   Karl Hiller, Branch Chief
        Joanna Lam, Staff Accountant

        Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No. 0000867038) - Form 10-K for the fiscal year ended December 31, 2009 filed April 15, 2010; Form 10-Q for quarter ended March 31, 2010, filed May 17, 2010; Form 10-Q for Quarter ended June 30, 2010, filed August 16, 2010.

Ladies and Gentlemen:

     On behalf of Spindletop Oil & Gas Co., a Texas corporation ("Spindletop") this letter is being filed as correspondence uploaded on the EDGAR system on behalf of Spindletop as an initial response to a letter of comment from the Staff of the Securities and Exchange Commission dated November 8, 2010. Such comment letter from the Staff requests a response within 10 business days from the date of such letter which would work out to be November 23, 2010 (recognizing that November 11 was Veterans Day and a federal holiday). Unfortunately, by virtue of the press of time of other matters, departure of certain employees responsible for part of the responses to comments, Spindletop will not be able to be responsive to such comment letter of the Staff until at least December 8, 2010, which is beyond the ten business days. This information has been orally communicated to Ms. Joanna Lam, Staff Accountant by the undersigned in a voicemail message and subsequently in a conversation on November 23, 2010.

     This letter is being filed under the EDGAR system as requested by Ms. Lam of the Staff. If you would like to discuss this matter further in advance of the December 8, 2010 extended response date, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct, or Robert E. Corbin of Spindletop at 972-644-2581.

                                                 Very truly yours,

                                                 /s/ Steven C. Metzger

                                                 Steven C. Metzger

The Securities and Exchange Commission
November 23, 2010
Page 2


cc:  Robert E. Corbin
     Spindletop Oil & Gas Co.
     12850 Spurling Rd., Suite 200
     Dallas, Texas 75230